1 1 VEON 1Q23 TRADING UPDATE Amsterdam, 4 May 2023 STRONG START TO THE YEAR AS REVENUE GROWTH ACCELERATES

2 2 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. TRADING RESULTS Joop Brakenhoff

3 3 NOTICE TO READERS: IMPACT OF THE CONFLICT VEON's results and other financial information presented in these financial statements are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") based on internal management reporting, are the responsibility of management, and have not been externally audited, reviewed, or verified. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for any future period. The ongoing conflict between Russia and Ukraine and the sanctions imposed by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, counter-sanctions by Russia and other legal and regulatory responses, as well as responses by our service providers, partners, suppliers and other counterparties, and the consequences of all of the foregoing have impacted and, if the conflict, sanctions and such responses continue or escalate, may significantly impact our results and aspects of our operations in Russia and Ukraine, and may significantly affect our results and aspects of our operations in the other countries in which we operate. We are closely monitoring events in Russia and Ukraine, as well as the possibility of the imposition of further sanctions in connection with the ongoing conflict between Russia and Ukraine and any resulting further rise in tensions between Russia and the United States, the United Kingdom and/or the European Union. Although our Russian operations are now classified as ‘held for sale’ and ‘discontinued operations’ and do not contribute to our comparison base or actual reported numbers in this release (except as specifically stated), our operations in Ukraine continue to be affected by the conflict. We hope that there will be a peaceful and amicable resolution and are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. The comprehensive sanctions on investment and vendors in Russia and the ongoing conflict between Russia and Ukraine have had a significant impact on the Company’s operations and business plans in Russia and Ukraine and may continue to have a significant impact on the Company’s operations and business plans in Ukraine. During the three months ended 31 March 2023, we have not recorded any impairment charges related to the Russian operations and have not recorded significant impairment charges related to the Ukrainian operations. However, we may need to record future impairment charges, which could be significant if the conflict continues or escalates and as more information becomes available to management. It is possible further impairment charges may rise to such a level on an accounting basis as to require additional analysis of true asset values in order to determine the true value of assets to be compared to liabilities as outlined in the provisions of our debt agreements. Due to the ongoing conflict between Russia and Ukraine and the consequences as mentioned above, the Company requires additional time to complete all necessary disclosures in its Annual Report on Form 20-F to be filed with the U.S. Securities and Exchange Commission (“U.S. SEC”) as well as its Dutch financial statements to be filed with the Autoriteit Financiële Markten (“AFM”), including completing its preparation of VEON’s consolidated financial statements and subsequently receiving the related audit report on the financial statements and internal control over financial reporting from its independent registered public accounting firm. As a result, VEON was not be able to file its Dutch financial statements with the AFM by April 30, 2023, nor its Annual Report on Form 20-F by May 1, 2023, the respective deadlines for filing. As VEON was not able to complete these filings by the prescribed deadlines (or the May 16, 2023 date for extension of the Form 20-F filing deadline provided by U.S. Securities Exchange Act Rule 12b-25), it cannot be ruled out that the AFM, Euronext, U.S. SEC or Nasdaq may, following the missed deadlines, take action against VEON, as previously reported.

4 4 DISCLAIMER VEON’s results presented in this trading update are, unless otherwise stated, based on IFRS and have not been externally reviewed and audited. The financial information included in this trading update is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Certain amounts and percentages that appear in this trading update have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the current period or any future period. This trading update contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans; anticipated performance, including VEON’s ability to generate sufficient cash flow; VEON’s assessment of the impact of the COVID-19 pandemic on its current and future operations and financial condition; VEON’s assessment of the impact of the conflict surrounding Russia and Ukraine, including related sanctions and counter-sanctions, on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; completion of VEON’s sale of its Russian operations; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this trading update are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the conflict surrounding Russia and Ukraine, including further sanctions and counter-sanctions and any related involuntary deconsolidation of our Russian and/or Ukrainian operations; further unanticipated developments related to the COVID-19 pandemic, such as the effect on consumer spending, that has negatively affected VEON’s operations and financial condition in the past; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”) on 29 April 2022 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. The sale of VEON’s Russian operations is subject to customary closing conditions, including receipt of requisite regulatory approvals and licenses from relevant government authorities. There can be no assurance that the requisite approvals will be received or that such sale will complete. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

5 5 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. TRADING RESULTS Joop Brakenhoff

6 6 1Q23 HIGHLIGHTS Capex investment remains focused on 4G network rollout CAPEX $90mn Positive EBITDA trends across all countries $385mn EBITDA -13.5% YoY Fifth quarter of double-digit local currency revenue growth +15.3% YoY local currency TOTAL REVENUE -8.7% YoY $884mn -49.0% YoY Encouraging Service revenue growth for the Group +15.9% YoY local currency SERVICE REVENUE -7.9% YoY $852mn +11.2% YoY local currency Solid growth in 4G subscriber base 88mn 4G USERS +18.2% YoY Strong Liquidity position for the group $3,040mn GROUP CASH $2,497mn at HQ Note: Amounts, 4G users and YoY performance exclude Russian operations, which were reclassified as ‘held for sale’ and ‘discontinued operations’ in 4Q22

7 7 ACCELERATING TOP LINE WITH DOUBLE-DIGIT GROWTH Note: Group revenue YoY performance is normalised for one-offs REVENUE PERFORMANCE YoY in local currency 9.4% 13.8% 13.0% 13.3% 15.4% 15.3% 20.1% 8.2% 13.4% 16.4% 16.4% 18.1% 19.0% 22.5% 12.5% 15.1% 3.9% 5.2% 8.7% 6.0% 13.2% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 Apr-23 Group Group, excl. Ukraine Ukraine

8 8 2023 NOTES AMENDED WITH MATURITIES EXTENDED TO 4Q23 In the best interest of all stakeholders 3 Recent events VEON obtained remaining licences required to amend its 2023 Notes and VEON’s 2023 Notes have been amended 2023 Put Option Event Notice distributed on 5 April and during the 2023 Put Option Period holders of USD 459 million of 2023 notes exercised the put 1 Transaction details The maturity dates of the February 2023 and April 2023 notes have been amended to October 2023 and December 2023, respectively The put option was completed at 102% of principal amount plus accrued and unpaid interest to 2023 noteholders through the clearing systems 2 Outcomes Reduced risk of double payments of principal Maturities extended beyond intended closing of Russia transaction

4G GROWTH DRIVING DATA & DIGITAL REVENUES

VEON

Solid growth in customer base

158mn mobile subscribers
+0.7% YoY

Mobile ARPU growth across all markets

+7.6% to +18.3% YoY
in local currency

Network expansion focused on speed and quality

58k 4G Sites
+21.0% YoY

Steady growth in 4G uptake

4G users and penetration
(3 month active, million)



38.8%
47.6%
55.9%
57.1
74.5
88.1
1Q21
1Q22
1Q23

+18.2% 4G users YoY growth

+8.3p.p. 4G penetration YoY growth

Steady growth in data and digital revenues

Data and digital revenues and YoY in local currency
(USD million, excl. Ukraine)



20.1%
19.2%
25.5%
320.3
349.3
357.2
1Q21
1Q22
1Q23

+17.9% Data and digital revenues YoY growth in local currency

+25.5% Data and digital revenues YoY growth in local currency (excluding Ukraine)

Note: 1Q21 and 1Q22 data and digital revenues on this slide adjusted for Georgia, which was sold in June 2022, and Russia, which is now accounted as asset held for sale

9

10 10 1Q23 GROUP SERVICE REVENUE +15.9% YOY IN LOCAL CURRENCY Note: EBITDA in Kazakhstan was impacted by extraordinary non-recurring item in 1Q22 as noted in the Country Performance section of the 1Q23 results document +17.1% +12.0% EBITDA +24.6% +37.9% EBITDA +18.0% +11.7% EBITDA +24.0% +9.7% EBITDA +18.8% +33.7% EBITDA PAKISTAN KAZAKHSTAN BANGLADESH UZBEKISTAN KYRGYZSTAN +1.0% EBITDA UKRAINE +6.0% Service revenue Service revenue Service revenue Service revenue Service revenue Service revenue

11 11 UKRAINE Keeping Ukraine connected • Around 90% of the Kyivstar network remained operational at the end of 1Q23 as team remains focused on keeping Ukraine connected • Revenue increased 6.0% YoY with a positive EBITDA YoY performance despite the up to 34% YoY increase in electricity tariffs and 52% YoY increase in fuel prices. Charitable donations, employee and customer support continued, with UAH150 million in 1Q23 • Kyivstar remained focused on its “4G everywhere” with 81 more settlements connected to the 4G network as 4G penetration increased to 54.6% • Helsi, the country’s largest digital healthcare platform closed the quarter with over 25 million registered users 1Q23 RESULTS AND YOY TRENDS SERVICE REVENUE +6.0% CAPEX UAH 8.3bn 6.8 7.8 8.3 1Q21 1Q22 1Q23 9.7 12.7 13.3 38% 49% 55% 1Q21 1Q22 1Q23 +15.1% +14.9% +6.0% 0.8bn +18.4% UAH TOTAL REVENUE 8.3bn 4.9bn UAH +6.0% EBITDA +1.0% UAH 15% 21% 24% 10% 13% 16% 1Q21 1Q22 1Q23 Revenue share Share of monthly active users 4G USERS AND PENETRATION (3 month active, million) MULTIPLAY CUSTOMERS (B2C)1 SERVICE REVENUE AND YOY TRENDS (UAH Billion) 1. Revenue share and subscriber numbers based on the mobile B2C segment

12 12 HELSI The largest digital healthcare platform in Ukraine Users registered in the system 25 million +0.6% QoQ Active healthcare institutions 1,500 +32.1% QoQ Active doctors and specialists 33,500 +7.4% QoQ Appointments in 1Q23 1.8 million +16.8% QoQ

PAKISTAN

Double-digit growth in both revenue and EBITDA

1Q23 RESULTS AND YOY TRENDS

TOTAL REVENUE
69.7bn
PKR
+16.0%

SERVICE REVENUE
63.6bn
PKR
+17.1%

EBITDA
31.5bn
PKR
+12.0%

CAPEX
3.7bn
PKR
-75.3%

SERVICE REVENUE AND YOY TRENDS

(PKR Billion)



+10.3%
+7.8%
+17.1%
50.4
54.3
63.6
1Q21
1Q22
1Q23

4G USERS AND PENETRATION

(3 month active, million)



41%
49%
58%
28.7
36.7
43.1
1Q21
1Q22
1Q23

MULTIPLAY CUSTOMERS (B2C)



Revenue share
Share of monthly active users
28%
36%
46%
14%
17%
23%
1Q21
1Q22
1Q23

- Continues to drive industry growth and gain market share despite negative macroeconomic environment with 47% YoY currency depreciation, 8.3 p.p. YoY increase in interest rates and average inflation at c.31.5% in 1Q23
- Double-digit revenue growth as Jazz continues to execute on its digital operator strategy. Encouraging momentum in our financial services offering with strong growth in service revenue in Mobilink Bank (+71.0% YoY) and JazzCash (+65.3% YoY)
- Double-digit EBITDA growth even as fuel and electricity prices rose, up by c.80% and c.32% YoY, respectively in 1Q23
- Data and digital revenues increased 21.0% YoY driven by higher data usage per subscriber up 14.1% YoY and multiplay customers up 27.5% YoY reaching 23.0% of monthly active users supported by a portfolio of digital services, enabling more-for-more offers

13

14 14 JAZZCASH The most popular mobile financial services app in Pakistan MAU 14.6 million -6.7% YoY Active merchants 179,000 +23.6% YoY LTM Gross Transaction Value PKR 4.5 trillion +30.4% YoY LTM # of transactions 2.0 billion +9.4% YoY

15 15 TAMASHA Pakistan’s leading entertainment platform MAU 5.6 million 5.6x YoY Average DAU 914,000 5.2x YoY Daily watch time per user in 1Q23 30 min 2.4x YoY 15

16 16 KAZAKHSTAN Eighth consecutive quarter of revenue growth above 20% YoY • Continued strong execution of its Digital Operator strategy saw Beeline Kazakhstan gain further market share and sustaining its leadership position in NPS • Revenue growth accelerated recording the 8th consecutive quarter of YoY growth above 20%, supported by expansion in both the mobile and fixed line businesses • EBITDA in 1Q22 was impacted by one-off charitable donation (KZT 2.0bn). Adjusting for this one- off, EBITDA grew by 29.4% YoY - a strong result • Beeline Kazakhstan moved closer to VEON’s target of 70% 4G penetration in the customer base, with 68.7% penetration at the quarter end, supporting the 28.6% YoY growth in Multiplay customers and 29.1% YoY growth in Data and digital revenues 52.2 61.8 76.9 1Q21 1Q22 1Q23 5.3 6.7 7.3 56% 66% 69% 1Q21 1Q22 1Q23 31% 44% 54% 20% 31% 39% 1Q21 1Q22 1Q23 Revenue share Share of monthly active users +15.1% +18.4% +24.6% 4G USERS AND PENETRATION (3 month active, million) MULTIPLAY CUSTOMERS (B2C) SERVICE REVENUE AND YOY TRENDS (KZT Billion) 1Q23 RESULTS AND YOY TRENDS SERVICE REVENUE 76.9bn +24.6% 7.1bn +8.9% KZT KZT CAPEX TOTAL REVENUE 79.4bn 41.7bn KZT +23.3% EBITDA +37.9% KZT

17 17 SIMPLY Kazakhstan’s first mobile online-only neobank MAU 234,000 +87.3% YoY LTM Gross Transaction Value KZT 224 billion +34.1% QoQ LTM # of transactions 33 million +39.1% QoQ

18 18 BEETV Beeline Kazakhstan’s multiplatform entertainment service MAU on all platforms 720,000 +18.1% YoY MAU on mobile platform 509,000 +20.2% YoY Average DAU on mobile platform 35,000 -9.3% YoY Daily watch time per user in 1Q23 145 min +10.8% YoY 18

19 19 IZI First digital-only mobile operator in Kazakhstan MAU of IZI app 362,000 4.7 times YoY Monthly active mobile customers 173,000 +71.0% YoY Average daily active users 36,000 3.2 times YoY 19

BANGLADESH
Strong start to the year gaining further market share

banglalink VEON

1Q23 RESULTS AND YOY TRENDS

TOTAL REVENUE
14.6bn BDT
+17.7%

SERVICE REVENUE
14.4bn BDT
+18.0%

EBITDA
5.3bn BDT
+11.7%

CAPEX
3.1bn BDT
-22.3%

SERVICE REVENUE AND YOY TRENDS

(BDT Billion)



-1.7%
+8.6%
+18.0%
11.2
12.2
14.4
1Q21
1Q22
1Q23

4G USERS AND PENETRATION

(3 month active, million)



26%
35%
45%
9.0
12.5
17.4
1Q21
1Q22
1Q23

MULTIPLAY CUSTOMERS (B2C)



Revenue share
Share of monthly active users
9%
18%
29%
4%
8%
14%
1Q21
1Q22
1Q23

- Successful network rollout and execution of Digital Operator strategy saw the fourth consecutive quarter of double-digit revenue growth. Banglalink made further gains in revenue and subscriber market share
- Following 12 months of strong revenue performance Banglalink reported double digit growth in EBITDA as the network investment and market expansion delivers results
- EBITDA increased by 11.7% YoY despite increase in electricity tariffs and fuel prices with strong focus on cost control and inflationary pricing
- Subscriber base reached 38.7 million in 1Q23 (+7.7% YoY) with Multiplay customers of 4.5 million supported by the continued strong growth in Toffee MAU's +84.3%

20

21 21 TOFFEE The largest mobile entertainment platform in Bangladesh MAU 11.7 million +84.3% YoY Average DAU 2.0 million +96.4% YoY Daily watch time per user in 1Q23 11 min

22 22 UZBEKISTAN Fifth consecutive quarter of topline growth above 20% • Beeline Uzbekistan maintains its subscriber market share and leading NPS position • Revenue growth of 24.0% driven by growth in the customer base, higher number of 4G users and higher data usage up 35.0% YoY benefiting from the higher 4G penetration • EBITDA increased by 9.7% YoY, impacted by higher sim costs and other regulatory fees • Data and digital revenues increased 27.3% YoY as Beeline Uzbekistan reported 38.2% YoY growth in multiplay customers with their penetration reaching 36.4% 472.8 580.4 719.6 1Q21 1Q22 1Q23 3.4 4.7 5.7 50% 62% 68% 1Q21 1Q22 1Q23 42% 47% 57% 27% 28% 36% 1Q21 1Q22 1Q23 Revenue share Share of monthly active users -8.7% +22.8% +24.0% 4G USERS AND PENETRATION (3 month active, million) MULTIPLAY CUSTOMERS (B2C) SERVICE REVENUE AND YOY TRENDS (UZS Billion) 1Q23 RESULTS AND YOY TRENDS SERVICE REVENUE 719.6bn +24.0% 87.4bn +54.0% UZS UZS CAPEX TOTAL REVENUE 719.9bn 320.3bn UZS +24.0% EBITDA +9.7% UZS

23 23 BEEPUL Beeline Uzbekistan’s mobile financial services platform MAU 294,000 +15.2% YoY LTM Gross Transaction Value UZS 4.4 trillion +43.2% YoY LTM # of Transactions 61 million +4.4% YoY 23

OUR SELF-CARE PLATFORMS
Enable higher engagement and customer retention

VEON DO 1440

JazzWorld

12.2mn Monthly active users +15.9% YoY

19.3% Penetration in A1M subs +3.0p.p. YoY

MyBL

6.2mn Monthly active users +71.5% YoY

18.8% Penetration in A1M subs +7.1p.p. YoY

MyBeeline KZ

4.0mn Monthly active users +23.7% YoY

40.6% Penetration in A1M subs +6.1p.p. YoY

My Kyivstar

3.5mn Monthly active users -1.0% YoY

15.8% Penetration in A1M subs +0.9p.p. YoY

MyBeeline UZ

4.5mn Monthly active users +19.8% YoY

38.3% Penetration in A1M subs +3.0p.p. YoY

MyBeeline KG

0.6mn Monthly active users +68.8% YoY

36.8% Penetration in A1M subs +18.1p.p. YoY

Note: A1M subs – one-month active subscribers

24

25 25 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. TRADING RESULTS Joop Brakenhoff

26 26 1Q23 HIGHLIGHTS EBITDA margin at 43.6% with continued strong focus on cost control EBITDA $385mn +11.2% YoY local currency LTM Capex intensity trending lower to 19.8%1 $90mn CAPEX -49.0% YoY Local currency revenue growth continues to accelerate +15.3% YoY local currency TOTAL REVENUE -8.7% YoY $884mn -13.5% YoY Strong growth in Data & Digital revenues supporting service revenue growth +15.9% YoY local currency SERVICE REVENUE -7.9% YoY $852mn HQ net debt reduced to USD1.6 billion2 $2,709mn NET DEBT -39.3% QoQ Marked reduction in gross debt as a result of purchase of bonds by Russia2 $5,714mn GROSS DEBT -23.6% QoQ 1. Adjusted for the acquisition of a new office building in Uzbekistan in 2Q22 2. Amounts exclude Russian operations, which were reclassified as ‘held for sale’ and ‘discontinued operations’ in 4Q22

1Q23 REVENUES
Accelerating local currency revenue growth

VEON

1Q23 results YoY trends

TOTAL REVENUE
$884mn
-8.7%
+15.3%
local currency

SERVICE REVENUE
$852mn
-7.9%
+15.9%
local currency

REVENUE IN 1Q23
(USD million)



392
292
174
170
66
12
(2)
1,104
(220)
884
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
Kyrgyzstan
HQ and eliminations
Group in constant currency
FX impact
Group

Local currency YoY growth	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	Kyrgyzstan	HQ and eliminations	Group in constant currency
Total revenue	+16.0%	+6.0%	+23.3%	+17.7%	+24.0%	+18.8%		**+15.3%**
Service revenue	+17.1%	+6.0%	+24.6%	+18.0%	+24.0%	+18.8%		**+15.9%**

- Reported revenue growth for the Group was impacted by significant YoY depreciation of local currencies particularly in Pakistan, Ukraine and Bangladesh

Note: Countries' revenues are in constant currency; "Other" includes HQ and eliminations

27

1Q23 EBITDA AND EBITDA MARGIN

Positive local currency EBITDA growth across all markets

VEON

1Q23 results YoY trends

EBITDA
$385mn
-13.5%
+11.2%
local currency

EBITDA MARGIN
43.6%
-2.5 p.p.

EBITDA IN 1Q23
(USD million)



177
172
92
62
29
5
(46)
491
(106)
385
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
Kyrgyzstan
HQ and eliminations
Group in constant currency
FX impact
Group

	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	Kyrgyzstan	HQ and eliminations	Group in constant currency
Local currency YoY growth	+12.0%	+1.0%	+37.9%	+11.7%	+9.7%	+33.7%		**+11.2%**

- Inflation rose across operations negatively impacting energy costs which increased +c.41% YoY for the Group
- Kazakhstan EBITDA was impacted by c.USD 4.4 million one-off extraordinary charitable donation in 1Q22 and therefore the normalized growth rate for EBITDA is 29.4%
- Excluding the Kazakhstan one-off, normalised Group EBITDA increased by 10.1% YoY in local currency

Note: Countries' EBITDA are in constant currency; "Other" includes HQ and eliminations

28

1Q23 DEBT AND LIQUIDITY UPDATE

VEON

31 Mar 2023 vs. 31 Dec 2022

LEVERAGE INCL. LEASES	LEVERAGE EXCL. LEASES
1.61x	**1.29x**
2.56x in 4Q22	2.36x in 4Q22

GROSS DEBT	NET DEBT
$5.7bn	**$2.7bn**
-23.6% QoQ	-39.3% QoQ

CASH

- Total cash USD 3.0 billion, with USD 2.5 billion held at the HQ level
- Operations remain largely self funding

DEBT

- VEON was informed that, as of 31 March 2023, PJSC VimpelCom has independently acquired USD 1.6 billion of VEON Holdings B.V.' notes to satisfy certain Russian regulatory obligations. PJSC VimpelCom has funded the purchase primarily by issuing new ruble-denominated notes of longer maturity
- Following the purchase of the notes by PJSC VimpelCom, HQ net debt declined to USD 1.7 billion
- The amendments to the 2023 Notes pursuant to the Scheme of Arrangement have been implemented after receiving the required licenses
- The Put Option for 2023 Notes was completed with holders of USD 459 million of 2023 notes exercised the put

Note: The sale of VEON's Russian operations is subject to customary closing conditions, including receipt of requisite regulatory approvals and licenses from relevant government authorities. There can be no assurance that the requisite approvals will be received or that such sale will complete.

29

30 30 GROUP DEBT AND LIQUIDITY AS OF 31 MARCH 2022 LEGEND: USD RUB PKR BDT UAH UZS EUR OTHER CASH NET DEBT (EXCLUDING LEASES) GROSS DEBT Total gross debt excl. leases USD 4.9bn USD 3.0bn USD 1.9bn CAPITALIZED LEASES USD 0.8bn USD 2.5bn cash at HQ (>99% of HQ cash is in USD and EUR) DEBT AND CASH CURRENCY MIX NET DEBT AND LEASES CURRENCY MIX Post-IFRS 16 leverage 1.61x Leverage 1.29x 67% 18% 27% 84% 6% 4% 2% 1% 1% 78% 7% 11% 2%1% USD 5.7bn 1% 25% 40% 20% 14%

31 31 RUSSIA’S DEBT AND LIQUIDITY AS OF 31 MARCH 2022 1. Lease liabilities in Russia are related to towers, shops and other “right-of-use” assets Note: Russia data reflects operations based within Russia alone and excludes intercompany debt DEBT AND CASH NET DEBT AND LEASES Post-IFRS 16 leverage 2.7x Leverage 1.6x Total gross debt excl. leases USD 2.7bn • VEON was informed that, as of 31 March 2023, PJSC VimpelCom has independently acquired USD 1.6 billion of VEON Holdings' notes to satisfy certain Russian regulatory obligations. PJSC VimpelCom has funded the purchase primarily by issuing new ruble-denominated notes of longer maturity GROSS DEBT $4.4bn CASH $0.2bn NET DEBT (excl. lease liabilities) $2.5bn CAPITALIZED LEASES $1.7bn

32 32 DEBT MATURITY DEBT MATURITY SCHEDULE AS OF 31 MARCH 2023 (USD billion) • USD 1.04 billion of debt maturing in next 12 months, excluding RCF • USD 1,055 million outstanding under the RCF, can be rolled over until the final maturity of the RCF: USD 250 million and USD 805 million of the total commitments under RCF matures in 2024 and 2025 respectively • In April 2023, the Scheme of Arrangement was completed with extension of 2023 Notes’ maturities to 4Q23 • In April 2023, holders of USD 459 million of 2023 notes exercised the put 1 1.44 1.06 0.49 Cash and cash equivalents (USD billion) Operating companies Headquarters (RCF) Headquarters (other) 3.02 0.25 0.81 0.76 0.56 1.90 0.20 1.26 0.06 0.05 0.12 2023 2024 2025 2026 2027 2028 2029 >2029 1. As of 31 March 2023 USD RUB PKR BDT UAH OTHER RCF

33 33 DEBT MANAGEMENT UPDATE • The higher cost of debt vs. 4Q22 was impacted by the reclassification of bonds purchased by Russia to intercompany debt as well as the increased interest rates on floating PKR debt • Debt cost reflects blended rate of borrowings, mainly USD, RUB and PKR (average USD cost 5.1%). Average debt maturity excluding RCF is 2.7 • Amendments to the 2023 notes pursuant to the Scheme of Arrangement have been implemented and the maturity dates of the February 2023 and April 2023 notes are now moved to October and December 2023, respectively AVERAGE COST OF DEBT (%) AVERAGE MATURITY OF DEBT (years) 5.9% 6.1% 6.3% 6.9% 7.7% 7.0% 6.8% 6.7% 7.0% 7.0% 5.0% 5.0% 5.0% 5.0% 4.6% 4.6% 4.6% 5.1% 5.1% 4.8% 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 1Q23 pro-forma Average cost of debt, total Average cost of USD debt 3.4 3.3 3.2 3.3 3.3 3.2 2.9 2.7 2.7 2.9 3.0 2.7 2.4 2.3 2.5 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 1Q23 pro-forma Debt maturity excluding RCF Debt maturity with RCF Note: 1Q23 pro-forma average cost of debt and average maturity of debt represent impact of put option executed by holders of USD 459 million of 2023 notes in April 2023

34 34 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. TRADING RESULTS Joop Brakenhoff

35 35 2023 OUTLOOK We reiterate our full-year guidance • As we execute on our strategy across the Group, our 2023 local currency guidance for both revenue and EBITDA growth remains at 10%-14% • VEON’s 2023 outlook for the Group’s capex intensity is in the range of 18%-20% 1Q23 Actual FY 2023 Guidance Total Revenue +15.3% YoY in local currency 10%-14% local currency growth EBITDA +11.2% YoY in local currency LTM Capex intensity 20.3% 18%-20% Note: See “Disclaimer” on slide 4 above for a discussion of factors that could cause actual results to differ from expectations.

36 36 Executing on asset-light portfolio • Continued work on monetizing towers assets4 Driving growth and expanding margin • Execution on “4G for all” and “Digital Operator” • Strengthen position for accelerating growth 3 Focus on capital structure • Aim to finalize the Scheme of Arrangement (completed) • Material deleverage of the Group 2 Russia sale • Aim to conclude Russia sale transaction1 Unlocking shareholder value • Assessing local listings5 2023 AMBITIONS We are progressing towards our full-year ambitions

37 37 Q&A VEON 1Q23 TRADING UPDATE

38 38 THANK YOU! ir@veon.com Tel: +31 (0)20 79 77 200 VEON 1Q23 TRADING UPDATE

39 39 APPENDIX VEON 1Q23 TRADING UPDATE

40 40 DIGITAL OPERATOR STRATEGY DELIVERING RESULTS RE AD PAY ARPU Multiple Churn Impact 1. Revenue share and subscriber numbers based on the mobile B2C segment Note: Voice only – customers using only voice services, 2play 4G – Doubleplay 4G customers, Multiplay – Multiplay customers Multiplay customers (B2C) 23% 30% 39% 12% 16% 22% 1Q21 1Q22 1Q23 Single play and no play revenue Double play revenue Multiplay revenue Share of multiplay customers 1.0x 3.4x 3.5x Voice only 2play 4G Multiplay 1.0x 0.7x 0.5x Voice only 2play 4G Multiplay

1Q23 REVENUES

VEON

1Q23 results YoY trends

TOTAL REVENUE
$884mn
-8.7%
+15.3%
local currency

SERVICE REVENUE
$852mn
-7.9%
+15.9%
local currency

REVENUE IN 1Q23
(USD million)



269
228
175
138
63
13
(2)
884
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
Kyrgyzstan
HQ and eliminations
Group

Local currency YoY growth							
Total revenue	+16.0%	+6.0%	+23.3%	+17.7%	+24.0%	+18.8%	**+15.3%**
Service revenue	+17.1%	+6.0%	+24.6%	+18.0%	+24.0%	+18.8%	**+15.9%**

- Reported revenue growth for the Group was impacted by significant YoY depreciation of local currencies particularly in Pakistan, Ukraine and Bangladesh

Note: Countries' revenues are in constant currency; "Other" includes HQ and eliminations

41

1Q23 EBITDA AND EBITDA MARGIN

VEON

1Q23 results YoY trends

EBITDA

$385mn

-13.5%

+11.2%
local currency

EBITDA MARGIN

43.6%

-2.5 p.p.

EBITDA IN 1Q23
(USD million)



122
135
92
50
28
5
(46)
385
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
Kyrgyzstan
HQ and eliminations
Group

	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	Kyrgyzstan	HQ and eliminations	Group
Local currency YoY growth	+12.0%	+1.0%	+37.9%	+11.7%	+9.7%	+33.7%		**+11.2%**

- Inflation rose across operations negatively impacting energy costs which increased +c.41% YoY for the Group
- Kazakhstan EBITDA was impacted by c.USD 4.4 million one-off extraordinary charitable donation in 1Q22 and therefore the normalized growth rate for EBITDA is 29.4%
- Excluding the Kazakhstan one-off, normalised Group EBITDA increased by 10.1% YoY in local currency

Note: Countries' EBITDA are in constant currency; "Other" includes HQ and eliminations

42

43 43 DEBT BY ENTITY1 1. Excluding lease liabilities 31 MARCH 2023 (USD MILLION EQUIVALENT) Outstanding debt Type of debt Entity Bonds Loans Cash-pool overdrafts and other Total VEON Holdings B.V. 3,089 1,055 - 4,144 Pakistan Mobile Communications Limited - 529 22 551 Banglalink Digital Communications Ltd. - 115 - 115 Private Joint Stock Company Kyivstar - 59 - 59 Other 7 10 24 41 Total 3,096 1,768 46 4,910 PJSC VimpelCom (classified as ‘held for sale’) 1,554 1,167 - 2,721

44 44 LEASE LIABILITIES (PRINCIPAL) USD, million Local currency, million 31 March 2023 31 December 2022 31 March 2023 31 December 2022 Pakistan 197 227 55,735 51,419 Ukraine 161 148 5,872 5,398 Bangladesh 325 329 34,506 33,900 Kazakhstan 76 61 34,104 28,176 Uzbekistan 32 30 360,876 338,251 Other 5 5 428 434 Headquarters 9 10 9 10 Total 804 809

45 45 DEBT MATURITY Debt maturity schedule 2023-2024 as of 31 March 2023 DEBT MATURITY SCHEDULE 2023-2024 (pro-forma due to amendment of 2023 Notes)1 (Millions) 1. As per the amended terms of the notes, the notes become subject to a put at 102%, which due to the specified mechanics to exercise the put should only be exercisable by international investors 2. Assuming RCF rollover till maturity in March 2024 • USD 1,055 million outstanding under the RCF, can be rolled over until the final maturity of the RCF in 2024 (USD 250 million) and in 2025 (USD 805 million) Maturity period Sep 2023 Oct1 2023 Dec1 2023 Dec 2023 2023 other Mar 2024 Mar2 2024 Jun 2024 Sep 2024 2024 other Outstanding debt, USD equivalent 21 206 434 21 80 21 250 226 21 45 Outstanding debt, debt currency PKR 6,027 USD 206 USD 434 UAH 760 MIX PKR 6,027 USD 250m USD 226m PKR 6,027 MIX Entity Pakistan Mobile Communicati ons Limited VEON Holdings B.V. VEON Holdings B.V. Kyivstar Other Pakistan Mobile Communicati ons Limited VEON Holdings B.V. VEON Holdings B.V. Pakistan Mobile Communicati ons Limited Other

46 46 UKRAINE REVENUE (UAH Billion) EBITDA1 (UAH Billion) 4G USERS AND PENETRATION (3 months active, million) +6.0% YoY +1.0% YoY 7.5 7.9 7.4 7.7 8.2 8.3 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 4.8 4.9 4.6 4.4 4.5 4.9 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 12.1 12.7 11.6 12.1 13.1 13.3 46% 49% 47% 50% 53% 55% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 # of 4G sites 4G population coverage Data Usage per subscriber VENTURES Kyivstar TV MAU DIGITAL OPERATOR Self-care apps MAU 3.5mn (-1.0% YoY) INFRASTRUCTURE 17.0k (+23.9% YoY) 1.0mn (+27.7% YoY) ARPU94.1% (+3.8p.p. YoY) UAH 106 (+13.3% YoY) 9.5Gb (+23.4% YoY) Total mobile subscribers# of physical sites 13.7k 24.3mn Multiplay customers (B2C), MAU 3.1mn 1. One-offs negatively impacting EBITDA: extraordinary charitable donations and employee support in 1Q22 (UAH 216.5mn), in 2Q22 (UAH 148.9mn), in 3Q22 (UAH 279.0mn) and in 4Q22 (UAH 229.5mn) 2. Sum of monthly active users of the app and of the web version of the platform Helsi MAU2 2.2mn (acquired in 3Q22)

47 47 EBITDA1 (PKR Billion) PAKISTAN 1. One-off reversal positively impacting revenue (PKR 6.6 billion) and EBITDA (PKR 20.2 billion) in 4Q22 2. Includes users who are active in more than one application +16.0% YoY REVENUE1 (PKR Billion) 4G USERS AND PENETRATION (3 months active, million) VENTURES JazzCash MAU Entertainment apps MAU2 14.6mn (-6.7% YoY) 9.0mn (2.4x YoY) 26.6 28.1 29.7 26.5 49.8 31.5 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 59.4 60.1 63.5 64.2 73.9 69.7 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 35.0 36.7 38.2 40.6 41.3 43.1 48% 49% 51% 54% 56% 58% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 13.5mn # of 4G sites 4G population coverage Data Usage per subscriber DIGITAL OPERATOR Self-care apps MAU 12.2mn (+15.9% YoY) INFRASTRUCTURE 14.1k (+8.4% YoY) ARPU66.0% PKR 285 (+16.9% YoY) 5.8Gb (+14.1% YoY) Total mobile subscribers# of sites 15.3k 73.7mn +12.0% YoY Multiplay customers (B2C), MAU

48 48 EBITDA2 (KZT Billion) KAZAKHSTAN 1. One-offs negatively impacting revenue in 4Q22: accounting adjustment for revenue recognition of bundles (KZT 3.0 billion) 2. One-offs impacting EBITDA: tax incentive for radio frequencies positively in 4Q21 (KZT 0.6 billion), extraordinary charitable donations negatively in 1Q22 (KZT 2.0 billion) that were reclassified below EBITDA in 2Q22 3. Includes users of more than one product +23.3% YoY +37.9% YoY REVENUE1 (KZT Billion) 4G USERS AND PENETRATION (3 months active, million) VENTURES 6.3 6.7 7.1 7.2 7.2 7.3 64% 67% 69% 69% 68% 69% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 66.0 64.4 70.7 78.7 79.2 79.4 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 35.8 40.2 38.3 41.7 30.2 39.1 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 BeeTV MAU 720k (+18.1% YoY) FinTech MAU2 2.5mn (+9.8% YoY) 3.4mn # of 4G sites 4G population coverage Data Usage per subscriber DIGITAL OPERATOR Self-care apps MAU 4.0mn (+23.7% YoY) INFRASTRUCTURE 7.3k (+28.6% YoY) ARPU87.7% (+6.2p.p. YoY) KZT 1,902 (+4.6% YoY) 17.5Gb (+25.1% YoY) Total mobile subscribers# of sites 7.3k 10.6mn Big Data & AdTech Revenue Growth +76.4% YoY Multiplay customers (B2C), MAU

49 49 BANGLADESH +17.7% YoY +11.7% YoY REVENUE (BDT Billion) EBITDA (BDT Billion) 4G USERS AND PENETRATION (3 months active, million) VENTURES Toffee TV MAU 11.7mn (+84.3% YoY) 12.3 12.4 13.2 13.8 14.4 14.6 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 5.2 4.7 4.9 5.1 4.7 5.3 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 12.0 12.5 13.5 15.0 16.1 17.4 34% 35% 37% 41% 43% 45% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 4.5mn # of 4G sites 4G population coverage Data Usage per subscriber DIGITAL OPERATOR Self-care apps MAU 6.2mn (+71.5% YoY) INFRASTRUCTURE 14.3k (+29.1% YoY) ARPU81.6% (+9.3p.p. YoY) BDT 126 (+9.9% YoY) 5.0Gb (+17.9% YoY) Total mobile subscribers# of sites 14.3k 38.7mn Multiplay customers (B2C), MAU

50 50 EBITDA2 (UZS Billion) UZBEKISTAN 1. One-off positively impacting total revenue: reversal of excise tax provision in 3Q22 (UZS 6.6 billion) 2. One-offs positively impacting EBITDA: provision reversals (UZS 222 billion) in 2Q22, reversal of excise tax provision in 3Q22 (UZS 6.6 billion) 3. Includes users who are active in more than one application REVENUE1 (UZS Billion) 4G USERS AND PENETRATION (3 months active, million) VENTURES 4.3 4.7 4.8 4.8 5.5 5.7 61% 62% 62% 62% 66% 68% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 544.7 580.8 620.0 664.7 709.7 719.9 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 Beepul MAU 294k (+15.2% YoY) 2.6mn # of 4G sites 4G population coverage Data Usage per subscriber DIGITAL OPERATOR Self-care apps MAU 3.0mn (+21.0% YoY) INFRASTRUCTURE 3.9k (+24.9% YoY) ARPU78.0% (+16.0p.p. YoY) UZS 28,098 (+7.6% YoY) 8.9Gb (+35.0% YoY) Total mobile subscribers# of sites 4.2k 8.4mn 240.1 292.0 502.0 302.8 274.7 320.3 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 +9.7% YoY Entertainment apps MAU3 1.2mn (+0.5% YoY) +24.0% YoY Multiplay customers (B2C), MAU

51 51 RECONCILIATION TABLES Extract from VEON Ltd.’s 1Q23 trading update RECONCILIATION OF LOCAL CURRENCY AND REPORTED GROWTH RATES - 1Q23 COMPARED TO 1Q22 Local currency Forex and Other Reported Local currency Forex and Other Reported Pakistan 16.0% (36.4%) (20.4%) 12.0% (35.2%) (23.2%) Ukraine 6.0% (23.2%) (17.2%) 1.0% (22.2%) (21.2%) Bangladesh 17.7% (21.9%) (4.2%) 11.7% (20.7%) (9.0%) Kazakhstan 23.3% 0.2% 23.4% 37.9% 1.4% 39.3% Uzbekistan 24.0% (4.1%) 19.9% 9.7% (3.6%) 6.1% Total 15.3% (24.0%) (8.7%) 11.2% (24.7%) (13.5%) Total Revenue EBITDA

52 52 DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue), by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchase of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM total revenue. Data and digital revenues include data revenue, revenues from mobile financial services and from digital entertainment. Digital services monthly active users (“MAU”) is a gross total of monthly active users of all digital products and services offered by an entity or by VEON Group and includes MAUs who are active in more than one application Discontinued operations means that under IFRS, the results of discontinued operations that are presented separately in current and prior year income statements and have no impact on prior year balance sheet amounts. Following the exercise of the put option for our stake in Algeria on 1 July 2021, the Algerian business was, in line with the IFRS 5 requirements, a discontinued operation, and was accounted for as “Asset held for sale”. This means that its operations do not contribute to the base performance of VEON for the prior year, and from the balance sheet perspective, it was measured at the lower of (i) the carrying amount of the discontinued business; and (ii) its fair market value, less costs to sell. Any deviation from this value in respect of the final valuation resulted in a gain/loss, which was accounted for as a profit/loss from discontinued operations. Doubleplay 4G customers are mobile B2C customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called “Adjusted EBITDA” in the Form 20-F published by VEON. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non-current assets, other non-operating gains/losses and share of profit/loss of joint ventures and associates. Our Adjusted EBITDA may be helpful in evaluating our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities excluding license payments, principal amount of lease payments, balance movements in Pakistan banking, M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Fixed-mobile convergence customer (FMC customer) is a customer on a one-month active broadband connection subscribing to a converged bundle consisting of at least a fixed internet subscription and at least one mobile SIM. Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalized leases. Local currency trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including the sale of operations in Georgia and the classification of Algeria and Russia as discontinued operations. Mobile customers are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Mobile financial services (MFS) or digital financial services (DFS) is a variety of innovative services, such as mobile commerce that uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay customers are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt including capitalized leases and short-term notional debt minus cash and cash equivalents excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net Promoter Score (NPS) is the methodology VEON uses to measure customer satisfaction. Relational NPS (rNPS) – advantage or gap in NPS comparing to competition. Revenues from telecommunications services (Telco revenues) are revenues generated by VEON from data, voice, connectivity, television, and similar services, regardless of medium of transmission, including transmission by satellite. Non-telco revenues are revenues generated by VEON from other products and services, e.g., sale of equipment and devices, entertainment and content, MFS, Machine-to-Machine, post-transactional management services, and sub-leasing income. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and Georgia (which now contributes only to 2021 full year results) and “HQ” represents transactions related to management activities within the group in Amsterdam, London and Dubai. The comparative information for the Group is restated following the exercise of the put option for our stake in Algeria on 1 July 2021 and sale of Russian operations announced on 24 November 2022, in line with the requirements of IFRS 5